July 30, 2013

VIA EDGAR CORRESPONDENCE

Mr. Kieran G. Brown

Office of Disclosure and Review

Division of Investment Management

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC

Re:	Global X Funds (“Trust”), SEC File Nos. 333-151713 and 811-22209

Dear Brown,

We are writing in response to oral comments provided to Daphne Chisolm on February 13, 2013 with respect to the registration statement (the “Registration Statement”) filed by the Trust on Form N-1A under the Securities Act of 1933 (“1933 Act”) and the Investment Company Act of 1940 (“1940 Act”). On behalf of the Trust, we have set out below the SEC staff’s comment on the Registration Statement, along with the Trust’s responses to those comments.

Prospectus

Fees and Expenses:

1.	Comment: Please add a footnote to conform to the requirements of Form N-1A.
Response: We have revised the disclosure consistent with this comment.

Principal Investment Strategies

2.	Comment: Provide a representation that the Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.
Response: The Adviser represents that the Fund anticipates investing more than 80% of its assets in the securities of its Underlying Index.

3.	Comment: Please confirm that the Fund is in compliance with Rule 35d-1 under the 1940 Act.
Response: We believe that the Fund is in compliance with Rule 35d-1.

4.	Comment: Please consider removing the paragraph on “Concentration Risk.”
Response: We believe that the existing disclosure complies with the requirements of Form N-1A.

Mr. Kieran G. Brown

Securities and Exchange Commission

July 30, 2013

Summary of Principal Risks

5.	Comment: Consider whether the “Securities Lending Risk” and “Small and Mid-Capitalization Companies Risk” paragraphs should be moved to the section of the Prospectus entitled “Principal Investment Strategies.”
Response: We believe that the existing location complies with the requirements of Form N-1A.

Additional Information About the Fund’s Strategies and Risks

6.	Comment: If applicable, please revise the risk disclosure on derivatives.
Response: We have revised the disclosure consistent with this comment.

Fund Management -- Investment Adviser

7.	Comment: Please state the Adviser’s assets under management.
Response: We have revised the disclosure consistent with this comment.

8.	Comment: Please consider removing the paragraph discussing the Code of Ethics.
Response: We have revised the disclosure consistent with this comment.

Fund Management – Approval of Advisory Agreement

9.	Comment: Please add the period end for the annual reports.
Response: We have revised the disclosure consistent with this comment.

Determination of Net Asset Value

10.	Comment: Please add the following statement: The price of Shares is based on market price, and because exchange traded fund shares trade at market prices rather than NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount).
Response: We have revised the disclosure consistent with this comment.

Statement of Additional Information

Investment Objective, Strategies and Risks

11.	Comment: Consider revising the CFTC disclosure.
Response: We have revised the disclosure consistent with this comment.

Mr. Kieran G. Brown

Securities and Exchange Commission

July 30, 2013

Existing 1940 Act Limitations

12.	Comment: Please include additional disclosure on underwriting, real estate, and physical commodities.
Response: We have revised the prospectus consistent with this comment.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Trust has included disclosure in accordance with the foregoing response in a post-effective amendment to the Trust’s registration statement, which the Trust filed via EDGAR today. Please feel free to contact me at (704) 806-2387 if you have any questions concerning the foregoing.

Sincerely,

/s/ Daphne Tippens Chisolm

Daphne Tippens Chisolm

Law Offices of DT Chisolm, PC